SECURITIES AND EXCHANGE COMMISSION

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 SEGWAY VI CORP.
                                  COMMON STOCK

                                 NOT APPLICABLE

                                 (CUSIP NUMBER)

                             4400 ROUTE 9, 2ND FLOOR

                              FREEHOLD, NEW JERSEY

                                 (732) 409-1212

                                 APRIL 25, 2001

              -----------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

       HENRY VAL

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)

(3)  SEC Use Only

(4)  Source of Funds (See Instructions): PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With

(7)  Sole Voting Power: 5,000,000

(8)  Shared Voting Power: 0

(9)  Sole Dispositive Power: 5,000,000

(10) Shared Dispositive Power: 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 5,000,000

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in Row (11):    50%

(14) Type of Reporting Person: IN

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ITEM 1. SECURITY AND ISSUER.

Segway VI Corp.
Common Stock, $0.0001 par value.
4400 Route 9, 2nd Floor
Freehold, New Jersey 07728

ITEM 2. IDENTITY AND BACKGROUND.

(a) Name:         Henry Val

(b) Address:      133 Wyncrest Road
                  Marlboro, New Jersey 07746

c)  Attorney

(d)     None.

(e)     None.

(f)     Citizenship. United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, Henry Val, acquired the shares of Issuer on April 25, 2001 pursuant to a 4(2) offering subscribing to 5,000,000 shares and paying the sum of $2,000.00 from his personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person is part of a Section 4(2) offering subscribed to by the Reporting Person. Common stock is the only outstanding class of shares of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Henry Val acquired 5,000,000 of the issued and outstanding common shares of the Issuer. After Mr. Val's acquisition, such amount represented 50% of the total issued and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Agreement between Henry Val and Segway VI Corp. dated April 25, 2000.

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 25, 2001      Signature: /s/ Henry Val
                                    -----------------------
                                         HENRY VAL